Exhibit (e)(1)
Director Independence Criteria
The Board adopted the Director Independence Criteria set out below for its evaluation of the materiality of Director relationships with us. The Director Independence Criteria contain independence standards that exceed the independence standards specified in the listing standards of the NYSE. The Director Independence Criteria are available on the Governance/Governance Documents page of our investor website at https://investor.wyndhamhotels.com.
A Director who satisfies all of the following criteria shall be presumed to be independent under our Director Independence Criteria:
•
Wyndham Hotels does not currently employ and has not within the last three years employed the Director or any of his or her immediate family members (except in the case of immediate family members, in a non-executive officer capacity).

•
The Director is not currently and has not within the last three years been employed by Wyndham Hotels’ present auditors nor has any of his or her immediate family members been so employed (except in a non-professional capacity not involving Wyndham Hotels’ business).

•
Neither the Director nor any of his or her immediate family members is or has been within the last three years part of an interlocking directorate in which an executive officer of Wyndham Hotels serves on the compensation or equivalent committee of another company that employs the Director or his or her immediate family member as an executive officer.

•
The Director is not a current employee nor is an immediate family member a current executive officer of a company that has made payments to or received payments from Wyndham Hotels for property or services in an amount in any of the last three fiscal years exceeding the greater of $750,000 or 1% of such other company’s consolidated gross revenues.

•	The Director currently does not have and has not had within the past three years a personal services contract with Wyndham Hotels or its executive officers.
•
The Director has not received and the Director’s immediate family member has not received during any twelve-month period within the last three years more than $100,000 in direct compensation from Wyndham Hotels other than Board fees.

•
The Director is not currently an officer or director of a foundation or other non-profit organization to which Wyndham Hotels within the last three years gave directly or indirectly through the provision of services more than the greater of 2% of the consolidated gross revenues of such organization during any single fiscal year or $1,000,000.

Guidelines for Determining Director Independence
Our Corporate Governance Guidelines and Director Independence Criteria provide for director independence standards that meet or exceed those of the NYSE. Our Board is required under NYSE rules to affirmatively determine that each independent Director has no material relationship with Wyndham Hotels other than as a Director.
In accordance with these standards and criteria, the Board undertook its annual review of the independence of its Directors. During this review, the Board considered whether there are any relationships or related party transactions between each Director, any member of his or her immediate family or other affiliated entities and us and our subsidiaries. The purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the Director is independent.
The Board follows a number of procedures to review related party transactions. We maintain a written policy governing related party transactions that requires Audit Committee preapproval of related party transactions exceeding $120,000. Each Board member answers a questionnaire designed to disclose conflicts and related party transactions. We also review our internal records for related party transactions. Based on a review of these standards and materials, none of our independent Directors had or has any relationship with us other than as a Director.

As a result of its review, the Board affirmatively determined that the following Directors are independent of us and our management as required by the NYSE listing standards and the Director Independence Criteria: Myra J. Biblowit, James E. Buckman, Bruce B. Churchill, Mukul V. Deoras, Ronald L. Nelson and Pauline D.E. Richards.
Compensation of Directors
Non-management Directors receive compensation for Board service designed to compensate them for their Board responsibilities and align their interests with the interests of stockholders. A management Director receives no additional compensation for Board service. The following are certain highlights of our Director compensation program:
•	Heavy weighting on equity pay to align Director compensation with our stockholders’ long-term interests
•	Annual time-based restricted stock unit (“RSU”) grants subject to 4-year vesting
•
Opportunity to defer all cash and equity compensation in the form of deferred stock units (“DSUs”) under our deferred compensation plan which are not paid out until the Director’s retirement or other cessation of service from the Board

•	For 2022, 100% of our non-management Directors elected to receive a portion of their total compensation in DSUs to further align their interests with our stockholders for the long term.
•	Limit on annual equity grants under our stockholder-approved equity incentive plan
•	No fees paid per meeting
•	No retirement benefits
•	Robust stock ownership guidelines
Overview. Our Directors play a critical and active role in overseeing the management of our Company and guiding our strategic direction. Ongoing developments in corporate governance, executive compensation and financial reporting have resulted in increased demand for highly qualified and productive public company directors. The time commitment and the many responsibilities and risks of being a director of a public company of our size and profile require that we provide reasonable compensation that is competitive among our peers and commensurate with our Directors’ qualifications, responsibilities and workload. Our non-management directors are compensated based on their specific Board responsibilities, including service as Board Chair, Lead Director, or chair or member of key Board committees. Our Board is made up of 8 members total, with 6 independent Directors. All of our independent Directors serve on more than one committee. Our director compensation program is designed to reasonably compensate our non-employee directors for their significant responsibilities, expected time commitment and qualifications.
Peer Review. In October 2021, the Rewards Solutions practice at Aon plc (“Aon”) was engaged to conduct an independent review of our non-management Director compensation program. For this review, Aon used the following peer group, which was the Company’s peer group in effect at that time (prior to the Compensation Committee’s adoption of a new peer group in November 2021 as described below in the Compensation Discussion and Analysis under “Compensation Review and Benchmarking – Peer Review”) less Dunkin’ Brands Group, Inc. and Extended Stay America, Inc. which had been acquired:
Boyd Gaming Corp.	Marriott International
Brinker International, Inc.	Penn National Gaming, Inc.
Chipotle Mexican Grill, Inc.	Ryman Hospitality Properties, Inc.
Choice Hotels International, Inc.	TripAdvisor, Inc.
Hilton Worldwide Holdings Inc.	Wynn Resorts, Limited
Hyatt Hotels Corporation	YUM! Brands, Inc.
The following elements were examined as part of this review: annual board retainers in the form of cash and equity, retainers for chair and committee service, prevalence of program features such as non-executive chair and lead director pay, other compensation in the form of perquisites and benefits, and governance policies such as stock ownership guidelines and stock hedging/pledging. The Committee reviewed the peer group data prepared by our compensation consultant that presented annual retainer fees, average committee pay, and annual equity award value at the 25th, 50th, 75th and 90th percentiles and determined that the average total direct compensation of our Directors was aligned with the philosophy of targeting the top quartile of the peer group. Based on peer group data regarding our overall Director compensation program, it was also determined that the value provided from the Company’s current Director compensation program is aligned competitively with our peer group and that our program features are consistent with the structure of programs offered by our peers. Upon the recommendation of Aon, the Committee determined not to make any changes to our non-management Director compensation program for 2022.
Annual Retainer Fees. The table below describes 2022 annual retainer and committee chair and membership fees for non-management Directors. Our Directors do not receive additional fees for attending Board or committee meetings.
	Cash-Based	Stock-Based	Total
Non-Executive Chair	$160,000	$160,000	$320,000
Lead Director	$132,500	$132,500	$265,000
Director	$105,000	$105,000	$210,000
Audit Committee chair	$22,500	$22,500	$45,000
Audit Committee member	$12,500	$12,500	$25,000
Compensation Committee chair	$17,500	$17,500	$35,000
Compensation Committee member	$10,000	$10,000	$20,000
Corporate Governance Committee chair	$15,000	$15,000	$30,000
Corporate Governance Committee member	$8,750	$8,750	$17,500
Executive Committee member	$10,000	$10,000	$20,000
The annual Director retainer and committee chair and membership fees are paid on a quarterly basis, 50% in cash and 50% in Wyndham Hotels stock. The requirement for Directors to receive at least 50% of their fees in our equity further aligns their interests with those of our stockholders. The number of shares of stock issued is based on our stock price on the quarterly determination date. Directors may elect to receive the stock-based portion of their fees in the form of common stock or DSUs.
A DSU entitles the Director to receive one share of common stock following the Director’s retirement or termination of service from the Board for any reason and is credited with dividend equivalents during the deferral period in the form of additional DSUs. The Director may not sell or receive value from any DSU prior to termination of service. Directors may also elect to defer any cash-based compensation or vested RSUs in the form of DSUs under our Non-Employee Director Deferred Compensation Plan.
Annual Equity Grant. In March 2022, each non-management Director of Wyndham Hotels was awarded a grant of time-vesting RSUs with a value of $100,000 which vests in equal annual increments over a four-year period. RSUs are credited with dividend equivalents subject to the same vesting restrictions as the underlying units.
Benefits and Other Compensation. Consistent with the Company’s commitment to philanthropic giving, we provide up to a three-for-one Company match of a non-management Director’s qualifying charitable contributions. We match each Director’s personal contribution on a three-for-one basis up to a Company contribution of $75,000 per year, with such contributions paid by Wyndham Hotels directly to the charitable organization. This match program supports our core value of caring for our communities.
We maintain a policy to provide our non-management Directors annually with 500,000 Wyndham Rewards Points. These Wyndham Rewards Points have an approximate value of $4,130 and may be redeemed for numerous rewards options including stays at Wyndham properties. This benefit provides our Directors with ongoing, first-hand exposure to our properties and operations, furthering their understanding and evaluation of our business. Directors are permitted to hold up to a maximum of 1,000,000 Wyndham Rewards Points under this policy and for this reason may be granted fewer than 500,000 points in a given year. Directors also receive an additional 30,000 points annually through their membership in the Wyndham Rewards program valued at $248.
Letter Agreement with Mr. Holmes. In connection with his appointment as Non-Executive Chair of the Board in June 2018, we entered into a letter agreement with Mr. Holmes, which provides him with an annual retainer of $320,000 payable 50% in cash and 50% in our equity as described above, $18,750 per year for his costs incurred in connection with retaining an administrative assistant, $12,500 per year for the cost of his office space, 50% of the cost of the lease associated with his vehicle through the earlier of the conclusion of the lease term and the conclusion of his service on the Board, and reimbursement for 50% of the cost of his annual health and wellness physical. Mr. Holmes’ vehicle lease referenced above concluded in April 2022.
2022 Director Compensation Table
The following table describes compensation we paid our non-management Directors for 2022.
Name	Fees Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)(a)	Total ($)(a)
Myra J. Biblowit	130,000(b)	229,950(c)	63,713(d)	423,663
James E. Buckman	165,000(b)	264,950(c)	78,253(d)	508,203
Bruce B. Churchill	135,000(b)	234,950(c)	77,553(d)	447,503
Mukul V. Deoras	126,250(b)	226,200(c)	1,735(d)	354,185
Stephen P. Holmes	170,000(b)	269,950(c)	40,664(d)	480,614
Ronald L. Nelson	126,250(b)	226,200(c)	75,248(d)	427,698
Pauline D.E. Richards	136,250(b)	236,200(c)	51,148(d)	423,598
(a)
SEC rules require the reporting of charitable matching contributions as compensation to Directors. The below supplemental table is provided to show “All Other Compensation” and “Total” Director compensation excluding charitable matching contributions and donations, which are paid directly to the charitable organization as part of our non-employee Director charitable match program.

2022 Director Compensation Excluding Charitable Contributions:
Name	Fees Paid in Cash ($)	Stock Awards ($)	All Other Compensation, Excluding Charitable Donations(i) ($)	Total, Excluding Charitable Donations(i) ($)
Ms. Biblowit	130,000	229,950	3,563	363,513
Mr. Buckman	165,000	264,950	3,253	433,203
Mr. Churchill	135,000	234,950	2,553	372,503
Mr. Deoras	126,250	226,200	1,735	354,185
Mr. Holmes	170,000	269,950	40,664	480,614
Mr. Nelson	126,250	226,200	248	352,698
Ms. Richards	136,250	236,200	5,248	377,698
(i)	Excludes charitable matching donations which are paid by the Company directly to the selected 501(c)(3) organization under our three-for-one Company match program for our non-employee Directors.
(b)	Reflects the cash-based fees paid in 2022.
(c)
Represents the aggregate grant date fair value of stock awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Each non-management Director was granted a time-vesting RSU award with a grant date fair value of $99,950 on March 10, 2022 which vests ratably over four years. The remaining amount in each row represents the aggregate grant date fair value of retainer fees paid on a quarterly basis in the form of common stock and/or DSUs.

Total shares of our common stock issuable for unvested Wyndham Hotels RSUs at December 31, 2022 were as follows: Ms. Biblowit, 3,771; Mr. Buckman, 3,771; Mr. Churchill, 3,771; Mr. Deoras, 3,771; Mr. Holmes, 3,771; Mr. Nelson, 3,294; and Ms. Richards, 3,771. Total shares of our common stock issuable for Wyndham Hotels DSUs at December 31, 2022, were as follows: Ms. Biblowit, 82,840; Mr. Buckman, 75,652; Mr. Churchill, 16,058; Mr. Deoras, 11,521; Mr. Holmes, 9,723; Mr. Nelson, 7,571; and Ms. Richards, 53,568.
(d)
The amounts reported in the All Other Compensation column of the 2022 Director Compensation table include the following: The value of Wyndham Rewards Points granted to each Director was as follows: Ms. Biblowit, $3,563; Mr. Buckman, $3,253; Mr. Churchill, $2,553; Mr. Deoras, $1,735; Mr. Holmes, $3,612; Mr. Nelson, $248; and Ms. Richards, $620. The value of charitable matching contributions made by Wyndham Hotels were as follows: Ms. Biblowit, $60,150; Mr. Buckman, $75,000; Mr. Churchill, $75,000; Mr. Nelson, $75,000; and Ms. Richards, $45,900. For Ms. Richards, this amount also includes $4,628 in life insurance premiums paid by us under a legacy Wyndham Worldwide program.

For Mr. Holmes, the amount reported in the All Other Compensation column of the 2022 Director Compensation table also includes $31,250 reflecting reimbursement for his office space and administrative support, $3,552 for his vehicle lease and $2,250 for an annual physical exam under the terms of his letter agreement.
In addition, on limited occasions, Directors’ spouses may accompany Directors on the Company-chartered aircraft when traveling for business purposes, for which there is generally no incremental cost to the Company.
In accordance with SEC rules, the value of dividends paid to our Directors on vesting of RSUs and DSUs credited as dividend equivalents with respect to outstanding DSUs is not reported above because dividends were factored into the grant date fair value of these awards.

Non-Management Director Stock Ownership Guidelines
The Corporate Governance Guidelines require each non-management Director to comply with Wyndham Hotels’ Non-Management Director Stock Ownership Guidelines. These guidelines require each non-management Director to beneficially own an amount of our stock equal to the greater of a multiple of at least five times the cash portion of the annual retainer or two and one-half times the total retainer value without regard to Board committee fees. Directors have a period of five years after joining the Board to achieve compliance with this ownership requirement. DSUs and RSUs credited to a Director count towards satisfaction of the guidelines. As of December 31, 2022, all of our non-management Directors were in compliance with the stock ownership guidelines.
Ownership of Company Stock
The following table describes the beneficial ownership of our common stock for the following persons as of December 31, 2022: each executive officer named in the Summary Compensation Table below, each Director, each person who to our knowledge beneficially owns in excess of 5% of our common stock and all of our Directors and executive officers as a group. The percentage values for each Director and executive officer are based on 86,417,433 shares of our common stock outstanding as of December 31, 2022. The principal address for each Director and executive officer of Wyndham Hotels is 22 Sylvan Way, Parsippany, New Jersey 07054.
Name	Number of Shares	%of Class
The Vanguard Group	8,150,815(a)	9.23%
BlackRock, Inc.	7,948,112(b)	9.0%
Capital Research Global Investors	7,665,288(c)	8.7%
Michele Allen	45,971(d)(e)	*
Geoffrey A. Ballotti	932,237(d)(e)	1.08%
Myra J. Biblowit	92,092(d)(f)	*
James E. Buckman	86,287(d)(f)	*
Paul F. Cash	70,573(d)(e)	*
Lisa Checchio	63,761(d)(e)	*
Bruce B. Churchill	17,386(d)(f)	*
Mukul V. Deoras	16,640(d)(f)	*
Stephen P. Holmes	456,945(d)(f)	*
Ronald L. Nelson	39,362(d)(f)	*
Pauline D.E. Richards	67,174(d)(f)	*
Scott Strickland	64,974(d)(e)	*
All Directors and executive officers as a group (14 persons)	2,008,524(g)	2.29%
*	Amount represents less than 1% of outstanding common stock.
(a)
We have been informed by a Schedule 13G/A filed with the SEC dated February 9, 2023 by The Vanguard Group that The Vanguard Group beneficially owns, as of December 31, 2022, 8,150,815 shares of our common stock with sole voting power over no shares, shared voting power over 39,088 shares, sole dispositive power over 8,023,114 shares and shared dispositive power over 127,701 shares. The principal business address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(b)
We have been informed by a Schedule 13G/A filed with the SEC dated January 25, 2023 by BlackRock, Inc. and affiliates named in such report that BlackRock, Inc. beneficially owns, as of December 31, 2022, 7,948,112 shares of our common stock with sole voting power over 7,695,017 shares, shared voting power over no shares, sole dispositive power over 7,948,112 shares and shared dispositive power over no shares. The principal business address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(c)
We have been informed by a Schedule 13G/A filed with the SEC dated February 13, 2023 by Capital Research Global Investors that Capital Research Global Investors beneficially owns, as of December 31, 2022, 7,665,288 shares of our common stock with sole voting power over 7,665,288 shares, shared voting power over no shares, sole dispositive power over 7,665,288 shares and shared dispositive power over no shares. The principal business address for Capital Research Global Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

(d)
Includes shares of our common stock issuable upon vesting of time-vesting RSUs within 60 days of December 31, 2022 as follows: Ms. Allen, 15,147; Mr. Ballotti, 38,470; Ms. Biblowit, 1,328; Mr. Buckman, 1,328; Mr. Cash, 14,355; Ms. Checchio, 10,889; Mr. Churchill, 1,328; Mr. Deoras, 1,328; Mr. Holmes, 1,328; Mr. Nelson, 851; Ms. Richards, 1,328; and Mr. Strickland 9,941.

Excludes shares of our common stock issuable upon vesting of time-vesting RSUs after 60 days from December 31, 2022 as follows: Ms. Allen, 50,305; Mr. Ballotti, 160,271; Ms. Biblowit, 2,443; Mr. Buckman, 2,443; Mr. Cash, 29,631; Ms. Checchio, 22,874; Mr. Churchill, 2,443; Mr. Deoras, 2,443; Mr. Holmes, 2,443; Mr. Nelson, 2,443; Ms. Richards, 2,443; and Mr. Strickland 29,171. Excludes the following performance-vesting restricted stock units (PSUs) granted in 2020, originally scheduled to vest in

February 2023, none of which were earned based on the level of performance achieved: Ms. Allen, 7,022; Mr. Ballotti, 42,134; Mr. Cash, 5,852; Ms. Checchio, 4,681; and Mr. Strickland, 4,681. Excludes PSUs granted in 2021 and 2022 which vest, if at all, after 60 days from December 31, 2022 as follows: Ms. Allen, 13,289; Mr. Ballotti, 85,330; Mr. Cash, 10,543; Ms. Checchio, 8,019; and Mr. Strickland 7,875.
(e)
Includes shares of our common stock underlying stock options which are currently exercisable or will become exercisable within 60 days of December 31, 2022 as follows: Ms. Allen, 30,769; Mr. Ballotti, 641,821; Mr. Cash, 51,184; Ms. Checchio, 39,752; and Mr. Strickland, 42,906.

Excludes shares of our common stock underlying stock options which are not currently exercisable and will not become exercisable within 60 days of December 31, 2022 as follows: Ms. Allen, 10,914; Mr. Ballotti, 106,341; Mr. Cash, 9,095; Ms. Checchio, 7,276; and Mr. Strickland, 7,276.
(f)
Includes shares of our common stock issuable for DSUs: Ms. Biblowit, 82,840; Mr. Buckman, 75,652; Mr. Churchill, 16,058; Mr. Deoras, 11,521; Mr. Holmes, 9,723; Mr. Nelson, 7,571; and Ms. Richards, 53,568.

(g)
Includes or excludes, as the case may be, shares of common stock as indicated in the preceding footnotes. In addition, with respect to our other executive officers who are not named executive officers, this amount includes 12,258 shares of our common stock and 12,565 shares and 4,681 shares of our common stock issuable with respect to unvested RSUs and PSUs, respectively, scheduled to vest within 60 days of December 31, 2022 and 30,299 stock options that are currently exercisable or will become exercisable within 60 days of December 31, 2022. This amount excludes 32,326 shares, 11,603 shares and 7,276 shares of our common stock issuable with respect to unvested RSUs, PSUs and unvested stock options, respectively, after 60 days from December 31, 2022.

Compensation Discussion and Analysis
Overview
Our Compensation Discussion and Analysis provides an overview of our compensation strategy and program, the processes and procedures of our Compensation Committee of the Board (the “Committee”) and the Committee’s considerations and decisions made under those programs for our named executive officers for 2022.
Our Named Executive Officers. Our named executive officers for 2022 are:
•	Geoffrey A. Ballotti, President and Chief Executive Officer
•	Michele Allen, Chief Financial Officer
•	Paul F. Cash, General Counsel, Chief Compliance Officer and Corporate Secretary
•	Lisa Borromeo Checchio, Chief Marketing Officer
•	Scott Strickland, Chief Information Officer
2022 Financial and Operational Performance. Our 2022 performance was driven by 4% system size growth, including strong growth in the higher RevPAR midscale and above segments and direct franchising business internationally, and our RevPAR recovery, both in the U.S. and internationally, well in excess of pre-COVID levels due to our concentration in select-service economy and midscale segments, sustained demand from our leisure and everyday business travelers, as well as the outstanding efforts of our team members across the globe.
We are a lodging leader for the middle-class guest and everyday business traveler, with over 70% of our owners’ revenues generated from leisure travel and 20% representing infrastructure-related stays, and 87% of our U.S. portfolio of branded hotels are located in “drive-to” destinations.
Against this backdrop, our management team led by our CEO, Geoffrey Ballotti, and our other named executive officers produced exceptionally strong financial and operational results during 2022.
Highlights for 2022 include:
•	Fee-related and other revenues were $1,354 million, which exceeded our full-year outlook of $1,280 million to $1,310 million.
•	Diluted earnings per share were $3.91, and adjusted diluted earnings per share* were $3.96, which exceeded our full-year outlook of $3.39 to $3.51.
•	Net income was $355 million for 2022, and adjusted net income* was $360 million, which exceeded our full-year outlook of $317 million to $329 million.
•	Adjusted EBITDA* was $650 million, which exceeded our full-year outlook of $605 million to $625 million.
•	We generated $399 million of net cash provided by operating activities.

•	Free cash flow* for 2022 was $360 million, converting from adjusted EBITDA at 55%, which was in line with our target.
•	Global RevPAR increased 20% year-over-year in constant currency, or 7% of 2019 levels, and domestic RevPAR increased by 12% year-over-year or 9% of 2019 levels.
•	System-wide rooms increased 4% year-over-year, including 1% of growth in the U.S. and 9% of growth internationally.
•	We grew our global development pipeline by 12% year-over-year to a record level of 219,000 rooms.
•
We also continued to make progress on our strategy to invest more heavily in the future growth of the business, including $18 million of higher year-over-year key money investments to attract hotels to our system.

*	Please see Appendix A to the proxy statement for reconciliations of non-GAAP measures.
We also returned a record-high level of capital to our stockholders:
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We continued to pay a regular dividend in 2022, with four quarterly payments of $0.32, in line with the pre-pandemic per share payout. Our Board also authorized a 9% increase in the quarterly cash dividend to $0.35 per share beginning with the dividend declared in first quarter 2023.

•	We repurchased a total of $445 million of our common stock during the year. In October 2022, our Board also increased the Company’s share repurchase authorization by $400 million.
•	During 2022, we returned 7% of our beginning market capitalization through dividend payments and share repurchases.

•
Total stockholder return* for the year ended December 31, 2022 (assuming reinvestment of dividends) and for the last three years compared to S&P 500 Index and S&P Hotels, Resorts & Cruise Lines Index was:

	1 Year	3 Year
Wyndham Hotels & Resorts	(19%)	18%
S&P Hotels, Resorts & Cruise Lines Index	(29%)	(30%)
S&P 500 Index	(12%)	13%
*	Calculated as share appreciation plus dividends paid for the period stated as a percentage of opening share price at beginning of the period
Other key business highlights include:
•	Improved for the second consecutive year to a record-high global retention rate of 95.3%.
•	Launched our 24th brand, ECHO Suites Extended Stay by Wyndham, and awarded 170 contracts in nine months since it was launched in March 2022.
•	Completed the acquisition of the Vienna House brand, adding an upscale and midscale portfolio of over 40 hotels and more than 6,400 rooms to our existing footprint in the EMEA region.
•	Grew our Registry Collection brand by 14 hotels and 6,500 rooms through the addition of luxury all-inclusive resorts across Mexico, Dominican Republic, Jamaica and Brazil.

•
Continued investing in technology solutions to optimize franchisee top-line performance and reduce owner labor and operating costs including a cloud-based, mobile-first revenue management system, a mobile tipping solution and digital contactless capabilities including check-in/check-out, loyalty enrollments and room keys.

•	Simplified our business model by completing the exit of select-service management business and the sale of two owned hotels while preserving long-term franchise agreements.
We Improved our Corporate Governance. To better align our corporate governance with best practice, in January 2023, we adopted “proxy access” By-Law amendments. These By-Laws allow a stockholder, or a group of up to 20 stockholders, owning at least three percent of the Company’s outstanding stock continuously for at least three years, to nominate and include in the Company’s annual meeting proxy materials director nominees constituting up to the greater of two directors or 20% of the Board, provided that the stockholders and director nominees satisfy the disclosure and procedural requirements specified in the By-Laws.
Additionally, at our 2020 Annual Meeting, our Board proposed, and our stockholders approved, amendments to our Certificate of Incorporation and By-Laws to eliminate the provisions in these documents requiring an 80% supermajority vote to amend certain provisions of the Certificate of Incorporation and By-Laws and to remove Directors from our Board. In doing so, our Board recognized that the elimination of these supermajority voting requirements would provide our stockholders with greater ability to participate in the corporate governance of our Company and would align our governance structure with best practices.
Our corporate governance structure also incorporates other elements that align with stockholder interests:
•	All of our Directors stand for election to the Board on an annual basis.
•	All of our Directors, other than our Chair and our CEO, are independent Directors.
•	We maintain a majority voting standard for uncontested Director elections in our By-Laws.
Our Executive Compensation Program Aligns with Stockholder Interests. We engage in the following practices to align our executive compensation program and governance with stockholder interests.
•
Our annual incentive compensation program requires achievement of rigorous performance metrics to incentivize high performance and achievement of short-term financial goals and thus enhance value for our stockholders in the near term.

•
Commencing in 2019, we began incorporating a strategic objective based on global “net room growth,” providing a specific incentive for our executives to achieve a core strategic goal of increasing our global system size, that we believe, in turn, drives long-term growth. We seek to achieve our net room growth objectives through a combination of new franchise sales and existing hotel retention efforts. Through new sales efforts we look to either expand our franchisee base to new owners or expand the relationships we have with existing franchisees through new hotel additions. These efforts come in the form of new construction and conversion projects. Our retention efforts stem from a disciplined, focused approach to providing our franchisees with best-in-class service and support in an effort to enhance their profitability.

•	We provide a maximum cap of 150% of target opportunity on annual incentive awards.
•
Equity awards granted to our named executive officers, which constitute a majority of our executives’ target annual total compensation and vest over multi-year periods, align the interests of our executives and stockholders.

•
We grant our named executive officers RSUs subject to multi-year vesting to retain our executives, align the interests of our stockholders and executives and incentivize our executives to achieve longer-term stock price appreciation.

•	We may not reprice stock options unless we first obtain stockholder approval, nor have we historically repriced stock options.
•	No dividends are paid on PSUs and RSUs unless and until the awards vest.
•	Our CEO receives no tax gross-ups for perquisites.

•
We have policies prohibiting our Directors and executive officers from engaging in any hedging transactions in our equity securities and from pledging, or using as collateral, our securities to secure personal loans or other obligations, including holding shares in margin accounts.

•	In the event of a change-in-control, our named executive officers receive cash severance only upon a termination of employment.
•	None of our named executive officers are entitled to any tax gross-up in connection with severance payments upon termination of employment.
•	We maintain robust executive and director stock ownership guidelines, which are reviewed twice each year for compliance.
We are committed to our social, ethical and environmental responsibilities. Consistent with our core values of acting with integrity, accountability, inclusiveness, caring and fun, we are committed to being a highly ethical, diverse, admired and environmentally conscious company.
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With our commitment to acting with integrity in making hotel travel possible for all, we were named one of the World’s Most Ethical Companies® by Ethisphere for 2023, marking the third time we have been recognized for this award.

•	We are committed to diversity, equity and inclusion.
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Our Board is diverse. Assuming the election of our Director nominees at this Annual Meeting, based on gender, Directors who self-identify as female represent 25% of our Board, and based on race/ethnicity, Directors who self-identify as Black or Asian represent 25% of our Board.

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We actively create a culture of inclusion for our team members, partners, and guests, and we have been widely recognized as a leader in diversity. We have been named a best place to work for LGBTQ Equality by earning a perfect score of 100 on the Human Rights Campaign’s most recently published Corporate Equality Index—a national benchmarking survey on practices related to LGBTQ equality. We were also named a 2022 Diversity Inc. Noteworthy Company, one of The Best Employers for Diversity 2022 by Forbes and one of America’s 2023 Greatest Workplaces for Diversity by Newsweek.

•	Our CEO has also signed on to the CEO Action for Diversity & Inclusion™, the largest CEO-driven business commitment to advance diversity and inclusion in the workplace.
•	We were also named a 2022 Military Friendly Employer by VIQTORY.
•	We foster Company-wide diversity through a focus on diverse recruiting, training and supporting diverse business partners, with focused efforts to use certified diverse suppliers.
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We have established seven separate Affinity Business Groups within the Company that serve as fully inclusive networks where team members actively engage to foster innovation, drive growth, demonstrate our culture and enhance diversity and inclusion globally.

•	Specific Affinity Business Groups have been developed to support women, African-American/Black/People of Color, Hispanic/Latine, LGBTQIA+, veteran, multi-cultural, and intergenerational team members
•	Our Executive Committee members serve as “Executive Sponsors” to each of the Affinity Business Groups and the ABG co-chairs are members of our Social Responsibility Council.
•	Women leaders globally constitute approximately 44%*of our leadership team.
•	The Company remains on track to achieve its gender pay equity goals by 2025.
•	We have added a Diversity, Equity and Inclusion goal to the performance reviews of all team members.
*	Leadership team is comprised of our Leadership and Senior Management bands.

•	We provide Diversity, Equity and Inclusion training throughout the development cycle of all team members, from onboarding to executive leadership.
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We recorded approximately 75,000 training impressions viewed by our team members and franchisees in 2022, including classes on anti-sexual harassment, safety and security, human trafficking, diversity and anti-discrimination.

We are committed to protecting human rights, as a basic right to which all are entitled.  We remain committed to the well-being and safety of our team members, guests and all those that connect to our industry. In 2022, we continued to donate and activate our team members and approximately 99 million enrolled Wyndham Rewards members to support humanitarian causes around the world.
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We are dedicated to combatting human trafficking in our communities. We have partnered with Polaris, BEST and ECPAT-USA and provide training to all our team members in an effort to prevent and combat human trafficking. Further, we are committed to the 5-Star Promise for Employee Safety with the American Hotel & Lodging Association.

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We partner with Businesses Ending Slavery and Trafficking (BEST) to provide anti-human trafficking training to the Company’s corporate team members. All franchised property general managers are required, as part of brand standards, to take the training every two years and certify that they have trained their hotel staff. The Company’s new hire orientation reflects its commitment to Social Responsibility by focusing on protecting human rights. In addition, the Company makes information about child labor and human trafficking available to its team members at its owned and managed properties, its corporate team members, and franchisees through webinars, and online portals. As part of its ongoing Business Continuity Plan Emergency Preparedness Guide and Training, the Company includes checklists, escalation protocols and information to assist property management and staff in identifying the key warning signs of human trafficking and guidance on how to report cases.

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We foster environmental sustainability. We are committed to preserving our natural resources while developing innovative solutions to mitigate our impact on climate change through the Wyndham Green program. The Corporate Governance Committee of our Board provides oversight for our Social Responsibility program, which includes providing input into the strategy and direction of our sustainability, climate and energy programs.

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Our corporate headquarters has been recognized as one of the highest performing green buildings in the country by the U.S. Green Building Council having received three LEED certifications including its current Gold LEED Existing Buildings Operations and Maintenance Certification and Energy Star Certification.

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The Wyndham Green Program continues to support our efforts to engage owners and operators to address energy and water conservation, waste diversion, operational efficiency as well as guest and team member education and engagement to help deliver additional value through reduced operating costs and increased revenue from environmentally conscious travelers.

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The Wyndham Green Toolbox, our proprietary online environmental management system, is specifically designed to track, measure and report energy, emissions, water and waste diversion performance globally.

•	We actively support the UN Sustainable Development Goals framework, prioritizing action toward specific goals as part of our long-term social responsibility roadmap.
•	We diligently review climate risks using Task Force on Climate-related Financial Disclosures to prepare annual CDP Climate Change disclosures.
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We were named among Newsweek’s 2022 “Most Responsible Companies,” which honors companies with superior environmental and social responsibility practices and were included among global sustainability leaders in the Dow Jones Sustainability World Index, released by the S&P Global and Corporate Sustainability Assessment. We also scored in the management band on our 2022 CDP Response for Climate Change, which was ahead of the North American, Global and Sector average and in our 2022 CDP Response for Water Security, which was ahead of the North American average.

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We published and posted on our corporate website our 2022 ESG report, which highlights our commitment to operating our business in a socially, ethically and environmentally responsible manner. As our ESG report also highlights, we are committed to supporting our franchisees in terms of achieving environmentally-sensitive goals, by helping them become certified in our Wyndham Green Program. The information contained in our ESG Report is not incorporated by reference into this proxy statement.

•	We support our communities. We continue to promote a Company-wide culture of team member volunteerism and philanthropy.
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Reflecting our culture of giving and service, we support various charitable programs, including youth and education, military, community and environmental programs. Our philanthropy captures the dedication of our team members, leaders and business partners who have pledged to make lasting, important contributions to the communities in which we operate.

•	Wyndham Rewards and its members have donated over approximately 170 million points to charities since inception.
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We care about one of our most valuable assets – our team members. We continue to focus on attracting, retaining and engaging our team members. In 2022, we were named to Forbes’ lists of World’s Best Employers and in 2023, we were named to their list of America’s Best Large Employers for the second consecutive year. We were also named among Newsweek Magazine’s “Most Loved Workplaces”, among the top 100 companies recognized for employee happiness and satisfaction at work, as well as one of the Best Places to Work in New Jersey by New Jersey Business Magazine in 2022, for the third consecutive year.

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Wellness – We are committed to offering programs that focus on nutrition, exercise, lifestyle management, physical and emotional wellness, financial health and the quality of the environment in which we work and live. We believe that health and wellness promotes both professional and personal productivity, achievement and fulfillment. To support all of our team members to lead healthier lifestyles while balancing family, work and other responsibilities, we offer several resources under our Be Well program, including free clinic services, an onsite Fitness Facility and a Wyndham Relief Fund to help team members who are facing financial hardship.

2022 Compensation Strategy
For 2022, we employed a compensation strategy designed to achieve the following objectives:
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Attract and retain superior senior management talent. We believe that attracting and retaining superior senior managers are integral to our ongoing success. Our named executive officers possess extensive experience in our industry and demonstrate the exceptional leadership skills and commitment to excellence that we believe are critical to our success. Accordingly, our compensation strategy was designed in part to promote a long-term commitment from our named executive officers.

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Provide our executives with compensation that is consistent and competitive with compensation provided by comparable hospitality-focused companies consisting of base salary, cash-based annual incentive compensation and equity-based incentive compensation. We also provide our team members with health, welfare and retirement benefits which we believe are market-competitive.

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Support a high-performance environment by linking compensation with performance. Our broad objectives are to increase our earnings, cash flow and stockholder value. Consistent with these goals, we believe a significant portion of our executive compensation should be contingent on actual results.

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Support a long-term focus that aligns the interests of our executives and stockholders. Equity incentive compensation is intended to align the interests of our named executive officers and stockholders as well as support our goal of retaining our key personnel.

Compensation Committee Matters
The Committee is responsible for providing oversight on executive compensation policies and programs consistent with corporate objectives and stockholder interests. The Committee operates under a written charter adopted by the Board. The Committee reviews the charter on an annual basis. The Committee’s membership is determined by the Board, and each member is an independent Director. The Committee Chair reports at our Board meetings on Committee actions and recommendations.
Executive Compensation Consultant. In November 2021, the Committee retained Aon’s Human Capital Solutions practice, a division of Aon plc (“Aon”), to provide independent executive compensation consulting services for 2022. The amount paid to Aon was approximately $163,000 for its services during 2022. In this capacity, the Committee utilizes reports and analyses prepared by Aon.
Wyndham Hotels has engaged affiliates of Aon for insurance brokerage and actuarial services. In this capacity, management engaged Aon Risk Services, Inc., without Board involvement, to provide insurance brokerage and actuarial services to Wyndham Hotels during 2022. During 2022, Aon Risk Services, Inc. received approximately $750,000 for these services provided to Wyndham Hotels.
Aon has in place policies and procedures designed to prevent conflicts of interest and safeguard the independence of its executive compensation consulting advice. These policies and procedures include: a code of conduct, the terms of which deter behavior by the consultant that is contrary to the compensation consulting assignment and provides for protection of confidential information; a strict policy against investing in client organizations by executive compensation consultants assigned to the client; formal segregation of executive compensation services in a separate business unit with performance results of that unit measured based on the executive compensation services; management of multiservice client relationships by separate account executives; no incentives provided for cross-selling of services; and no more favorable terms offered to companies due to the retention of Aon Risk Services, Inc. for additional services. On an annual basis, the Committee reviews the independence of Aon in accordance with NYSE requirements and considered this relationship as part of its review. Based on its review, the Committee concluded that no conflict of interest was raised by the services provided by Aon Risk Services, Inc. and determined that the executive compensation advice received from Aon is objective and independent.
Management’s Role. Our management plays a significant role in our executive compensation process including developing the terms of our executive officers’ employment agreements and employment letters, evaluating executive performance and recommending base salary increases, performance factors for annual incentive compensation and long-term incentive compensation for the named executive officers other than our CEO. Our CEO works with the Committee to establish the agenda for Committee meetings, and management prepares and distributes meeting information to Committee members. Our CEO also participates in Committee meetings at the Committee’s request to provide background information regarding our strategic objectives, his evaluation of the performance of the senior executives and compensation recommendations for senior executives other than himself. Our CEO is not involved in setting his own compensation, which is the exclusive responsibility of the Committee, and is not present when decisions regarding his compensation are made.
While the Committee reviews management’s recommendations, the Committee retains discretion over all elements and levels of the named executive officers’ compensation. The Committee generally bases its decisions on a combination of management’s recommendations with respect to executive compensation other than for our CEO and the external market data provided by our management and compensation consultant.
Committee Consideration of Say-on-Pay Vote. We currently hold an advisory vote on the compensation of our named executive officers (a “Say-on-Pay Vote”) on an annual basis in accordance with the preference expressed by our stockholders at the 2019 annual meeting regarding the frequency of our Say-on-Pay Vote.
At our 2022 annual meeting, approximately 88% of the shares voted on our Say-on-Pay Vote affirmatively voted in support of the compensation of our named executive officers as described in the 2022 proxy statement. The Committee reviewed the outcome of the 2022 advisory vote in May 2022 and felt that the level of support affirmed our executive compensation structure and program. In the future, the Committee will continue to review our executive compensation program taking into consideration the outcome of our Say-on-Pay Votes, stockholder and proxy advisory service feedback and other relevant factors in making compensation decisions for our named executive officers.
During 2022, we met with stockholders representing 28% of our outstanding shares, with attendees including one or more of the following representatives of the Company: our CEO, CFO, General Counsel and Chief Human Resource Officer, as well as one of our independent directors. We engaged with these stockholders regarding performance, compensation, sustainability, diversity, equity and inclusion, human capital and governance matters. We believe we took reasonable compensation actions that focused on relevant financial metrics throughout the year given the factors that were present and that our stockholders will support our decisions to encourage and recognize performance and promote retention all while returning value to stockholders.
Annual Evaluation and Compensation Risk Assessment. An important aspect of the Committee’s work relates to the annual determination of compensation for our named executive officers. The Committee meets each year to review the performance of the named executive officers and review, consider and approve any potential increases in base salaries, annual incentive compensation, grants of long-term incentive compensation and perquisites.
As part of its annual review, the Committee reviews the potential for any material risks arising from or relating to our compensation programs. Based on this review, the Committee believes that our compensation programs do not encourage excessive risk-taking by our executives or other team members and are not reasonably likely to have a material adverse effect on Wyndham Hotels. In reaching its conclusion, the Committee considered the following aspects of our 2022 compensation program:
•	The Committee reviews and compares executive compensation against our peer group to confirm that compensation is within an acceptable range relative to the external market.
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Our performance-based compensation is generally keyed to our earnings and operating performance, aligning interests of stockholders and management, and designed to improve our core operating results as opposed to using leverage or other high-risk strategies.

•	Our annual incentive compensation opportunities are capped at a specified maximum as a countermeasure to excessive risk-taking.
•	Our commission-based sales programs are monitored by management for compliance with law and internal policies.
Employment Agreements
We have employment agreements or employment letters with each of our named executive officers, the terms of which form the basis of our named executive officers’ compensation elements and levels. The compensation elements provided under the agreements are reviewed periodically by management, our compensation consultant and the Committee against the peer group described below under “Compensation Review and Benchmarking.”
In 2022, the following actions were taken with respect to our named executive officers’ employment and related agreements:
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We entered into an amended and restated employment agreement with Michele Allen, our Chief Financial Officer. Ms. Allen’s original employment agreement was set to expire on December 3, 2022. Under the terms of the amended and restated agreement, Ms. Allen’s term of employment was extended to May 31, 2026. Ms. Allen also received a one-time retention award in the form of restricted stock units covering 13,170 shares of common stock granted October 31, 2022, which is scheduled to cliff vest on October 31, 2025, the third anniversary of the grant date.

The terms of the employment agreements and employment letters with our named executive officers are described below under “Agreements with Named Executive Officers.”
Compensation Review and Benchmarking
Management and the Committee believe that information regarding compensation practices at other companies is useful in evaluating the compensation of our named executive officers. Management and the Committee recognize that our compensation practices must be competitive in the market to attract and retain superior senior leadership. In addition, this market information is a factor that management and the Committee consider in assessing the reasonableness of the compensation of our executives.
Peer Review. In November 2021, our compensation consultant reviewed our peer group, using the following primary criteria: companies in the hospitality, restaurant, e-commerce or travel industries, companies identified by proxy advisory firms as a peer company, and financial size (based on revenue or current market cap). The review also focused on identifying companies impacted by mergers and acquisitions and the identification of a peer group of at least 15 companies to provide a level of durability to withstand additional acquisition activities or significant changes in financial performance. As a result of this review, our Committee approved the peer group of companies listed below, as recommended by our compensation consultant, for purposes of our 2022 executive compensation program. The list below is marked to show those companies that were deleted from our previous peer group due to acquisitions, as well those companies newly added to the peer group based on the criteria discussed above.
Boyd Gaming Corporation	Hyatt Hotels Corporation
Brinker International, Inc.	Marriott International, Inc.
Chipotle Mexican Grill, Inc.	Marriott Vacations Worldwide Corporation
Choice Hotels International, Inc.	Penn National Gaming, Inc.
~~Dunkin’ Brands Group, Inc.~~	Ryman Hospitality Properties, Inc.
~~Extended Stay America, Inc.~~	Travel + Leisure Co.
Hilton Grand Vacations Inc.	TripAdvisor, Inc.
Hilton Worldwide Holdings Inc.	Wynn Resorts, Limited
Host Hotels & Resorts, Inc.	YUM! Brands, Inc.
Our compensation consultant’s review of peer group compensation in early 2022 included the following compensation elements using the most recently filed proxy statements for each peer company: base salary, annual incentive compensation, equity incentive compensation, total cash compensation, target bonus, target total cash compensation, and total target direct compensation. Compensation data for our peer group was presented for the 25th, 50th, average and 75th percentiles for each compensation element at target level performance. General industry data from our consultant’s total compensation measurement database at these benchmarks was also considered to supplement the peer group data. The objectives of the review were to compare, for general consistency, the compensation of our executives to that of similarly situated executives, to ensure that our compensation is in line with our compensation strategy and to provide a framework for compensation decisions.
The Committee uses competitive compensation data from the annual total compensation study of peer companies to inform its decisions about overall compensation opportunities and specific compensation elements. Additionally, the Committee uses multiple reference points when establishing targeted compensation levels. The Committee does not benchmark specific compensation elements or total compensation to any specific percentile relative to the peer companies or the broader United States market. Instead, the Committee applies judgment and discretion in establishing targeted pay levels, taking into account not only competitive market data, but also factors such as Company, business and individual performance, scope of responsibility, critical needs and skill sets, leadership potential, experience and succession planning.
The Committee also seeks to balance the various elements of senior executive compensation so that no single element is weighted too heavily and there is an appropriate mix between fixed and variable compensation and short-term and long-term compensation. Given the significant scope and responsibilities of our CEO, which are greater than those of our other named executive officers, the Committee believes any differences between the individual compensation elements and the total compensation of our CEO and the other named executive officers are appropriate. In approaching 2022 compensation decisions, the Committee reviewed peer group data which showed that actual total compensation paid to our named executive officers generally was competitively aligned with our peer group.
Base Salary
Consistent with our compensation strategy, we provide base salaries designed to attract and retain our named executive officers and provide them with a base level of income.
The Committee approved modest base salary increases for our NEOs in early 2022, ranging from 3% to 4%, including 4% for our CEO.
For 2022, the named executive officers were paid the base salaries listed in the Summary Compensation Table below.

Annual Incentive Compensation
Consistent with our compensation strategy, we provide cash-based annual incentive compensation designed to create incentives for the named executive officers to drive financial and operating performance and thus enhance value for our stockholders in the near term.
Annually in the first quarter, the Committee approves the annual incentive compensation program for that year. Generally, at that time, the Committee approves the general plan terms and performance targets for that year’s program. Following the completion of the performance period, the Committee reviews Company operating results achieved against the pre-established performance targets set by the Committee to determine amounts earned under the program based on Company performance. In addition, as a threshold matter, to ensure that the performance of the individual executives is at the high level expected, senior management reviews with the Committee (or in the case of our CEO, the Committee itself reviews) each executive’s individual contributions and personal leadership together with their performance on strategic objectives, business drivers, business development and other initiatives as applicable. If based on this review, performance at the corporate, business unit or individual level did not meet expectations, the Committee may use its discretion to adjust downward or not provide the executive’s annual incentive compensation award.
As part of the annual incentive compensation program, the Committee also approves a target award opportunity expressed as a percentage of each executive’s annual base salary earned as set forth in each named executive officer’s employment agreement or employment letter, as described below under “Agreements with Named Executive Officers.” Under our annual incentive program structure, an executive’s annual incentive compensation may be higher or lower than target annual incentive compensation depending on business and individual performance, subject to a maximum annual incentive award opportunity for our named executive officers capped at 150% of the executive’s target award opportunity.
2022 Annual Incentive Compensation Program. In the first quarter of 2022, the Committee approved the general framework and certain components of the Company’s 2022 annual incentive compensation program. There were no changes in any named executive officer’s target award opportunity under the 2022 program.
For 2022, the Committee approved an annual incentive program consistent with the Company’s pre-pandemic annual incentive compensation programs. In March 2022, the Committee approved performance metrics based on the following financial and strategic objectives for our executive officers:
•	Financial Objective (weighted 75%): Adjusted EBITDA
•	Strategic Objective (weighted 25%): Global Net Room Growth
We used adjusted EBITDA in order to incentivize our executives to achieve near-term earnings growth and enhance stockholder value. Under our annual incentive compensation program, EBITDA may be adjusted to exclude certain items which in our view do not necessarily reflect ongoing performance – such as transaction and restructuring costs and impairments – the categories of which are generally specified at the outset of the performance period. For 2022, the adjusted EBITDA target was set at $610 million and was to be measured at December 31, 2022 for the preceding twelve-month period. The pre-established performance tiers ranged from 97% up to 103.5% of the adjusted EBITDA target, with corresponding payout levels ranging, respectively, from 25% of the target award opportunity up to a maximum of 150% of the target award opportunity. Performance achievement below 97% of the adjusted EBITDA target would result in no payout for this portion of the award. Payout level is interpolated where performance under this particular performance metric is achieved between the specified performance tiers subject to the 150% maximum.
We used Global Net Room Growth to provide a specific incentive for our senior executive team to achieve a core strategic goal that drives long-term value creation. For 2022, the Global Net Room Growth target was 2.50%. The pre-established performance tiers ranged from Global Net Room Growth of 1.50% up to a maximum Global Net Room Growth target of 3.50%, with corresponding payout levels of 25% of the target award opportunity and a maximum payout of 150% of the target award opportunity, respectively, with performance achievement below 1.50% Global Net Room Growth resulting in no payout for this portion of the award.
2022 Payout Results. In February 2023, the Committee reviewed the performance results achieved against the adjusted EBITDA and Global Net Room Growth targets approved by the Committee in March 2022.

For 2022, actual adjusted EBITDA was $650 million, resulting in an achievement level of 150%, and actual Global Net Room Growth was 4.0% resulting in an achievement level of 150%. This resulted in payout amounts equal to 150% of each named executive officer’s target award opportunity. No adjustments were made based on individual performance.
The Non-Equity Incentive Plan column of the Summary Compensation Table below lists the annual incentive compensation paid to our named executive officers for 2022.
Long-Term Incentive Compensation
2022 Annual Equity Award Grants
Consistent with our compensation strategy, we provide our named executive officers with long-term incentive compensation to create incentives to drive earnings growth and share price appreciation for the benefit of stockholders, and also to encourage retention, which has become more important in a very competitive talent market. Accordingly, 2022 long-term incentive compensation for our named executive officers focused on aligning their interests with those of stockholders, achieving competitiveness with the external market, rewarding key talent contributions and team member retention. Long-term incentive compensation is granted under our 2018 Equity and Incentive Plan. Our compensation consultant and the Committee periodically review our plan design with respect to items such as long-term incentive mix prevalence and vesting provisions.
Management annually recommends to the Committee an aggregate budget available for long-term incentive compensation which is allocated based on the relative number of eligible executives. Long-term incentive compensation is then recommended by management (other than for our CEO, which is determined by the Committee) and granted by the Committee to the named executive officers based on individual performance review, tenure, scope of responsibility and future potential. Elements of individual performance considered by the Committee in such review include results of operations, achievement of strategic objectives and leadership characteristics.
Based on these factors, annual long-term incentive awards were granted to our named executive officers in March 2022 in the form of RSUs and performance stock units (“PSUs”). A PSU represents the right to receive a share of our common stock on a set vesting date subject to achievement of pre-established performance goals based on earnings before interest and taxes (“EBIT”) per share, as adjusted, and continued employment and provides the executive incentive to drive earnings growth and share price appreciation. Each type of equity award under the long-term incentive plan (“LTIP”) is subject to multi-year vesting to promote retention.
For 2022, the Committee approved the following equity allocation mix, which represented a different approach from 2021. In 2021, our CEO’s target LTIP award consisted of 50% RSUs and 50% stock options, plus a performance-based modifier grant which is only paid out upon achievement of above-target EBIT per share performance over a three-year period, and our named executive officers’ target LTIP awards consisted of 100% RSUs, plus a modifier with the same performance criteria as the CEO. For 2022, the Committee determined to incorporate PSUs into the equity mix as part of each named executive officer’s target LTIP award, and no performance-based modifier grants were awarded. The Committee approved our CEO’s 2022 annual LTIP awards to be in the form of 50% RSUs and 50% PSUs, and our other named executive officers’ annual LTIP awards were granted in the form of 75% RSUs and 25% PSUs. The Committee felt this approach for the 2022 LTIP was appropriate in terms of returning to a more performance-based approach and a more normalized LTIP structure given the substantial lessening of the economic impact of the COVID-19 pandemic.
The target value for 2022 long-term incentive grants for the CEO and the other NEOs are set forth in the Summary Compensation Table in the 2022 Stock Award column. These target values reflect a decrease from 2021 target grant values consistent with the Committee’s approach of returning to a more normalized LTIP structure in 2022 following the COVID-19 pandemic.
The performance goals for our PSU awards are set by the Committee at levels relative to our three-year projected target EBIT per share established internally at the time of grant. Vesting of 2022 PSU awards, which is scheduled to occur on the third anniversary of the grant date, is contingent upon achievement of the levels of performance specified below and where performance is achieved between these specified performance tiers the number of vested PSUs is interpolated. No shares vest under the terms of these awards unless our cumulative adjusted EBIT per share performance for the three years ended December 31, 2024 meets or exceeds target EBIT per share as determined at the end of the three-year performance period. We do not disclose the EBIT target for our PSU awards while the applicable performance period is ongoing because this goal relates to executive compensation to be earned in future years, and we believe that disclosure of this forward-looking target would cause us competitive harm. The EBIT per share target goal established by the Committee at the commencement of the performance period will be disclosed following the conclusion of the performance period when achievement against the target goal is determined by the Committee.
Performance Achievement as % of EBIT Per Share Target	Level of Vesting as % of Total PSUs
100% of Target Level	100% of PSUs
101.1% of Target Level	120% of PSUs
102.2% of Target Level	140% of PSUs
103.2% of Target Level	160% of PSUs
105.5% of Target Level	200% of PSUs
The Committee believes that the PSU performance goals are consistent with the Committee’s intention of making the vesting of these awards contingent upon achieving strong growth in EBIT per share over time that significantly benefits stockholders.
The EBIT per share results may be adjusted to reflect certain items which may be recurring or non-recurring and which in our view do not necessarily reflect ongoing performance, such as restructuring costs and impairments, the categories for which are specified at the outset of the performance period. Subject to achievement of performance tiers, vesting occurs on the third anniversary of the grant date or later upon certification of results by the Committee.
2020 PSU Grant
In February 2023, the Committee confirmed that the 2020 PSU award granted to our CEO and other named executive officers in February 2020 resulted in zero payout, as a result of the substantial and unforecasted adverse impact of the COVID-19 pandemic on our financial results for the 2020 and 2021 program years. To maintain alignment between the interests of stockholders and our named executive officers, the Committee determined to make no modifications to these awards to take into account the negative impact of the pandemic.
2022 One-Time Retention Grants
On October 31, 2022, the Committee granted one-time retention awards in the form of RSUs to Ms. Allen, as described in more detail above under “Employment Agreements,” and to Mr. Strickland. Mr. Strickland’s RSU award covers 6,585 shares of common stock and is scheduled to cliff vest on October 31, 2025, the third anniversary of the grant date.
Perquisites
We provide our named executive officers with perquisites that management and the Committee believe are reasonable, competitive and consistent with our compensation strategy. Management and the Committee believe that our perquisites help us to retain highly talented managers and allow them to operate more effectively.
In February 2022, the Committee reviewed the perquisites provided to senior management of the Company including our named executive officers and the associated cost. The Committee determined not to make any changes to the perquisite program and approved the perquisites for 2022 including a leased automobile, annual executive physical and financial planning services. Limited personal use of a Company-chartered aircraft for up to 20 hours per year is also approved for our CEO.
For certain perquisites, the named executive officers, other than our CEO, receive a tax gross-up payment, which means they receive additional compensation to reimburse them for the amount of taxes owed on the compensation imputed for the perquisite.
The All Other Compensation Table below lists compensation attributable to perquisites provided to the named executive officers for 2022.
Deferred Compensation Plans
Officer Deferred Compensation Plan. Our nonqualified officer deferred compensation plan permits named executive officers to defer base salary and annual incentive compensation. We match executive contributions to the plan up to 6% of base salary and annual incentive compensation and, as applicable, commission compensation. The executive makes an irrevocable deferral election prior to the beginning of the calendar year. Upon termination from the Company, the executive may elect a single lump-sum payment of his or her account or may elect payments in annual installments of up to ten years. The participant’s entire account balance is 100% vested. The contributions to our officer deferred compensation plan applicable to our named executive officers are listed below in the Nonqualified Deferred Compensation Table.
Savings Restoration Plan. We make available to our named executive officers a savings restoration plan, which allows executives to defer compensation in excess of the amounts permitted by the Internal Revenue Code of 1986, as amended (the “Code”), but there are no matching contributions for these deferrals. None of our current named executive officers has a balance under our Savings Restoration Plan.
401(k) Plan. We provide all team members, including our named executive officers, with a 401(k) plan. Our 401(k) plan permits named executive officers to defer base salary. In 2022, we provided named executive officers and other participants a Company match of base salary of up to 5% of base salary, subject to statutory limitations under the Code. The Company match is 100% vested.
Severance Arrangements
The employment agreements and employment letters of our named executive officers provide for payments as a percentage of base salary and annual incentive compensation, as well as accelerated vesting of specified long-term equity grants, and in the case of PSUs, vesting based on performance during a specified period, if the executive’s employment is terminated without cause or, if applicable, for a constructive discharge. These severance terms for our named executive officers are generally consistent with peer group market practices and data provided by our compensation consultant. These payments and terms are discussed more specifically below under “Agreements with Named Executive Officers” and “Potential Payments on Termination or Change-in-Control.”
We believe these arrangements are necessary to attract and retain our executives and ensure the continuity of management. The primary focus of the severance terms is generally on the termination of employment and thus the value of these terms arises only in the context of imminent termination. The severance terms do not enhance an executive’s current income and therefore are independent of the Committee’s review of executive compensation.
Change-in-Control Arrangements
In the event of a change-in-control of Wyndham Hotels, the named executive officers receive cash severance payments only if their employment is terminated without cause or, if applicable, for constructive discharge following the change-in-control. Our named executive officers are not entitled to any excise tax gross-up in connection with their change-in-control arrangements. Long-term equity compensation grants made to all eligible team members, including the named executive officers, fully vest on a change-in-control. The payments and terms of our named executive officers’ change-in-control arrangements are discussed below under “Agreements with Named Executive Officers” and “Potential Payments on Termination or Change-in-Control.”
The change-in-control terms for severance payments for the named executive officers established in connection with their employment agreements and letters are generally consistent with peer group market practices and data provided by our compensation consultant. Since a potential change-in-control transaction generally results in increased stockholder value, the Committee believes that it is important to provide incentives to motivate the named executive officers to pursue and complete a potential transaction should it arise and ensure retention. Like the severance arrangements, the value of the change-in-control arrangements arises only in the context of an imminent change-in-control. The terms do not enhance the named executive officers’ current income and therefore are independent of the Committee’s review of executive compensation.
Executive Officer Stock Ownership Guidelines
Our Executive Officer Stock Ownership Guidelines are intended to align further the financial interests of executive officers with the interests of stockholders. The guidelines require our named executive officers to own our common stock with a market value at least equal to the following multiples: CEO: 4 times base salary, CFO: 2 times base salary, and all other named executive officers: 1 times base salary. Named executive officers have a period of five years after first becoming an executive officer subject to the guidelines to achieve compliance with this ownership requirement. Stock ownership meeting the guidelines includes common stock and RSUs but excludes PSUs and stock options. As of December 31, 2022, all of the named executive officers then employed by the Company were in compliance with the stock ownership guidelines.
Policy Against Hedging and Pledging of Company Stock
Our insider trading policy contains restrictions on transactions in our securities by our Directors, executive officers and other team members who have regular access to material nonpublic information in the normal course of their duties. Under this policy, these parties are prohibited from directly or indirectly purchasing financial instruments or engaging in any derivative transactions that are designed to hedge, offset or eliminate the risk of any decrease in the market value of Company securities. These persons are also prohibited under this policy from pledging Company securities as collateral for personal loans, including holding Company securities in margin accounts.
2022 Summary Compensation Table
The following table summarizes compensation paid to our named executive officers for 2022, 2021 and 2020.
Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(a)	Option Awards ($)(a)	Non-Equity Incentive Plan Compensation ($)(b)	All Other Compensation ($)(c)	Total ($)
Geoffrey A. Ballotti President and Chief Executive Officer	2022	1,063,291	—	5,999,974	—	2,392,406	277,118	9,732,789
	2021	1,030,011	—	13,000,000	1,600,000	2,317,524	262,004	18,209,539
	2020	676,775	—	2,250,000	2,250,000	1,158,750	168,638	6,504,163
Michele Allen Chief Financial Officer	2022	525,393	—	2,749,866	—	591,068	141,257	4,007,584
	2021	500,009	—	2,609,375	—	562,510	127,553	3,799,447
	2020	500,000	—	1,125,000	375,000	281,255	110,046	2,391,301
Paul F. Cash General Counsel, Chief Compliance Officer and Corporate Secretary	2022	490,348	—	1,374,891	—	551,642	133,899	2,550,780
	2021	475,002	—	2,083,334	—	534,377	122,758	3,215,471
	2020	463,463	—	937,500	312,500	260,698	121,449	2,095,610
Lisa Checchio Chief Marketing Officer	2022	435,311	—	1,099,863	—	489,725	118,604	2,143,503
	2021	425,006	—	1,531,250	—	478,132	100,928	2,535,316
	2020	413,468	—	750,000	250,000	222,479	63,670	1,699,617
Scott Strickland(d) Chief Information Officer	2022	412,935	—	1,599,862	—	464,553	53,007	2,530,357
	2021	—	—	—	—	—	—	—
	2020	—	—	—	—	—	—	—
(a)
Represents the aggregate grant date fair value of equity awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718”). A discussion of the assumptions used in calculating the fair value of such awards may be found in Note 14 to our 2022 audited financial statements of our Annual Report on Form 10-K filed with the SEC on February 16, 2023.

The grant date fair value for time-based RSUs is computed in accordance with ASC 718 and is based on the closing price of the Company’s common stock on the grant date. The grant date fair value attributable to RSUs granted in 2022 is as follows: Mr. Ballotti, $2,999,987; Ms. Allen, $1,312,422; Mr. Cash $1,031,189; Ms. Checchio, $824,918; and Mr. Strickland, $824,918. For Ms. Allen and Mr. Strickland, the grant date fair value of RSUs also includes $999,998 and $499,999 respectively attributable to a one-time RSU grant awarded on October 31, 2022, which cliff vests on the third anniversary of the grant date.
The grant date fair value attributable to PSUs granted in 2022 was computed in accordance with ASC 718 based upon the closing price of the Company’s common stock on the grant date and the probable outcome of the performance conditions as of the grant date. The grant date fair value attributable to PSUs granted in 2022, as reported in the table, is as follows, reflecting achievement of target adjusted EBIT performance: Mr. Ballotti, $2,999,987; Ms. Allen, $437,446; Mr. Cash, $343,702; Ms. Checchio, $274,945; and Mr. Strickland, $274,945. The grant date fair value of PSUs granted in 2022 assuming achievement of maximum performance conditions is as follows: Mr. Ballotti, $5,999,974; Ms. Allen, $874,893; Mr. Cash, $687,404; Ms. Checchio, $549,890; and Mr. Strickland, $549,890. The actual value realized by each individual with respect to PSU awards will depend on the number of shares earned based on our actual performance over the three-year performance period measured against the cumulative adjusted EBIT performance goal established at the time of grant.
(b)
For 2022, represents annual incentive compensation for 2022 paid in 2023. For 2021, represents annual incentive compensation for 2021 paid in 2022. For 2020, represents annual incentive compensation for 2020 paid in 2021.

(c)	See All Other Compensation Table below for a description of compensation included in this column.
(d)	Information is not reported for Mr. Strickland for 2020 or 2021 because he was not previously a named executive officer for those years.

2022 All Other Compensation Table
The All Other Compensation column in the Summary Compensation Table above includes the following for 2022.
	Mr. Ballotti ($)	Ms. Allen ($)	Mr. Cash ($)	Ms. Checchio ($)	Mr. Strickland ($)
Personal use of aircraft(a)	—	—	—	—	—
Company automobile(b)	41,195	21,981	16,355	16,594	22,418
Financial planning services(c)	8,033	6,700	6,700	—	—
401(k) Company match	15,250	15,250	15,250	15,250	15,250
Deferred compensation Company match	207,342	66,988	62,520	55,502	—
Annual physical(d)	4,500	4,500	11,000	11,000	4,500
Aggregate tax gross-up(e)	—	24,820	21,056	19,240	9,617
Other(f)	798	1,018	1,018	1,018	1,222
Total	277,118	141,257	133,899	118,604	53,007
(a)
On certain occasions, a spouse, family member or other guests may accompany a named executive officer on a flight. In 2021 the Compensation Committee approved limited personal use of aircraft for the CEO of up to 20 hours each year. There was no personal use of the aircraft in 2022 by the CEO. The executive is fully responsible for all personal income taxes associated with such personal use of aircraft.

(b)
Aggregate incremental cost to us of automobile benefit calculated as the aggregate Company payment less any executive contribution. The amounts for Company payment include insurance, repair costs and other charges and exclude tax gross-up described below.

(c)	Amounts exclude tax gross-up described below.
(d)	Aggregate incremental cost to us of annual physical exams for our named executive officers.
(e)
Aggregate tax gross-up for our named executive officers consisted of the following: Ms. Allen, automobile, $17,574, financial planning, $7,015 and Wyndham Rewards points awarded, $231; Mr. Cash, automobile, $13,810, financial planning, $7,015 and Wyndham Rewards points awarded, $231; Ms. Checchio, automobile, $19,009 and Wyndham Rewards points awarded, $231; and Mr. Strickland, automobile, $9,378, Wyndham Rewards points awarded, $231, and service award earned, $8.

(f)	Includes the value of Wyndham Rewards Points awarded to our named executive officers as well as an American Express credit card annual fee paid on behalf of our named executive officers.
In accordance with SEC rules, the value of dividends paid to our named executive officers on vesting of RSUs is not reported above because dividends were factored into the grant date fair value of these awards.

2022 Grants of Plan-Based Awards Table
The following table summarizes grants of plan-based awards made to the named executive officers in 2022.
Name	Award Type(a)	Grant Date	Estimated Possible Payouts Under Non- Equity Incentive Plan Awards(b)			Estimated Possible Payouts Under Equity Incentive Plan Awards(c)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Mr. Ballotti	RSU	3/10/22	—	—	—	—	—	—	36,258	—	—	2,999,987
	PSUs	3/10/22	—	—	—	36,258	36,258	72,516	—	—	—	2,999,987
	2022 AIP	(b)	398,734	1,594,937	2,392,406	—	—	—	—	—	—	—
Ms. Allen	RSU	3/10/22	—	—	—	—	—	—	15,862	—	—	1,312,422
	RSU	10/31/22	—	—	—	—	—	—	13,170	—	—	999,998
	PSUs	3/10/22	—	—	—	5,287	5,287	10,574	—	—	—	437,446
	2022 AIP	(b)	98,511	394,045	591,068	—	—	—	—	—	—	—
Mr. Cash	RSU	3/10/22	—	—	—	—	—	—	12,463	—	—	1,031,189
	PSUs	3/10/22	—	—	—	4,154	4,154	8,308	—	—	—	343,702
	2022 AIP	(b)	91,940	367,761	551,642	—	—	—	—	—	—	—
Ms. Checchio	RSU	3/10/22	—	—	—	—	—	—	9,970	—	—	824,918
	PSUs	3/10/22	—	—	—	3,323	3,323	6,646	—	—	—	274,945
	2022 AIP	(b)	81,621	326,483	489,725	—	—	—	—	—	—	—
Mr. Strickland	RSU	3/10/22	—	—	—	—	—	—	9,970	—	—	824,918
	RSU	10/31/22	—	—	—	—	—	—	6,585	—	—	499,999
	PSUs	3/10/22	—	—	—	3,323	3,323	6,646	—	—	—	274,945
	2022 AIP	(b)	77,425	309,702	464,553	—	—	—	—	—	—	—
(a)
RSU: RSU awards granted on March 10, 2022 which vest ratably over four years subject to continued employment through the vesting date. For Ms. Allen and Mr. Strickland, also includes one-time retention awards in the form of RSUs granted on October 31, 2022 which will cliff vest on October 31, 2025.

PSUs: PSU awards granted on March 10, 2022 which vest subject to achievement of pre-established performance goals for the cumulative three-year performance period ending December 31, 2024 as described in footnote (c) below.
2022 AIP: Award opportunities under our 2022 annual cash incentive plan approved by the Compensation Committee on March 10, 2022.
(b)
Represents potential threshold, target and maximum annual incentive compensation for 2022 under the annual incentive program. See “Annual Incentive Compensation” in the Compensation Discussion and Analysis for more information. Amounts actually paid for 2022 are reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above.

(c)
The amounts in these columns represent the range of PSUs that may be earned based on cumulative adjusted EBIT per share performance measured over the three-year performance period. The threshold amount reflects the minimum number of shares that may be earned for achievement of target performance, and the maximum amount reflects the number of shares that may be earned based on achievement at or above 105.5% of target. Where performance is achieved between the specified performance tiers, the number of vested PSUs is interpolated. The actual number of PSUs earned pursuant to these awards will be determined and paid following the completion of the three-year performance period based on our actual performance against the performance goal established at the time of grant as adjusted. PSUs, if earned, convert to our common stock on a one-for-one basis.

Under our 2018 Equity and Incentive Plan, all grants set forth in the table fully vest on a change-in-control. Dividends paid on our common stock are credited for unvested RSUs and PSUs and are paid in cash only to the extent the underlying RSUs or PSUs vest.

Outstanding Equity Awards at 2022 Fiscal Year-End Table
The following table summarizes the number of securities underlying outstanding plan awards for the named executive officers as of December 31, 2022.
		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(a)	Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares, or Units That Have Not Vested ($)(a)
		Exercisable	Unexercisable
Mr. Ballotti	6/01/2018	213,310	—(b)	61.40	6/01/2024	—	—	—	—
	2/27/2019	143,403	47,801(c)	52.44	2/27/2029	9,535(d)	679,941	—	—
	2/25/2020	130,966	130,966(e)	53.40	2/25/2026	21,067(f)	1,502,288	0(g)	—
	2/23/2021	20,429	61,287(h)	65.21	2/23/2027	55,206(i)	3,936,740	49,072(j)	3,499,324
	2/23/2021	—	—	—	—	76,675(k)	5,467,694	—
	3/10/2022	—	—	—	—	36,258(l)	2,585,558	36,258(n)	2,585,558
Ms. Allen	6/01/2018	2,667	—(b)	61.40	6/01/2024	—	—	—	—
	2/27/2019	3,137	3,137(c)	52.44	2/27/2029	1,877(d)	133,849	—	—
	2/25/2020	10,914	21,828(e)	53.40	2/25/2026	10,534(f)	751,180	0(g)	—
	2/23/2021	—	—	—	—	24,009(i)	1,712,082	8,002(j)	570,623
	3/10/2022	—	—	—	—	15,862(l)	1,131,119	5,287(n)	377,016
	10/31/2022	—	—	—	—	13,170(m)	939,153	—	—
Mr. Cash	2/27/2019	17,925	5,975(c)	52.44	2/27/2029	3,576(d)	255,005	—	—
	2/25/2020	18,189	18,190(e)	53.40	2/25/2026	8,778(f)	625,959	0(g)	—
	2/23/2021	—	—	—	—	19,169(i)	1,366,941	6,389(j)	455,600
	3/10/2022	—	—	—	—	12,463(l)	888,737	4,154(n)	296,222
Ms. Checchio	2/27/2019	13,443	4,482(c)	52.44	2/27/2029	2,682(d)	191,253	—	—
	2/25/2020	14,551	14,552(e)	53.40	2/25/2026	7,022(f)	500,739	0(g)	—
	2/23/2021	—	—	—	—	14,089(i)	1,004,687	4,696(j)	334,872
	3/10/2022	—	—	—	—	9,970(l)	710,961	3,323(n)	236,963
Mr. Strickland	6/01/2018	8,532	—(b)	61.40	6/01/2024	—	—	—	—
	2/27/2019	9,410	3,137(c)	52.44	2/27/2029	1,877(d)	133,849	—	—
	2/25/2020	14,551	14,552(e)	53.40	2/25/2026	7,022(f)	500,739	0(g)	—
	2/23/2021	—	—	—	—	13,658(i)	973,952	4,552(j)	324,603
	3/10/2022	—	—	—	—	9,970(l)	710,961	3,323(n)	239,963
	10/31/2022	—	—	—	—	6,585(m)	469,576	—	—
(a)	Calculated using closing price of Wyndham Hotels common stock on the NYSE on December 30, 2022 of $71.31.
(b)	Grant of stock options, which vest ratably over a period of four years on each anniversary of June 1, 2018.
(c)	Grant of stock options, which vest ratably over a period of four years on each anniversary of February 27, 2019.
(d)	Grant of RSUs, which vest ratably over a period of four years on each anniversary of February 27, 2019.
(e)	Grant of stock options, which vest ratably over a period of four years on each anniversary of February 27, 2020.
(f)	Grant of RSUs, which vest ratably over a period of four years on each anniversary of February 27, 2020.
(g)
Grant of PSUs which was scheduled to vest following the conclusion of a three-year performance period ending on December 31, 2022, based on actual three-year cumulative EBIT, as adjusted, as measured against the pre-established performance tiers. Our cumulative three-year EBIT performance, as adjusted, resulted in zero payout under these PSU awards.

(h)	Grant of stock options, which vest ratably over a period of four years on each anniversary of February 27, 2021.
(i)	Grant of RSUs, which vest ratably over a period of four years on each anniversary of February 27, 2021.
(j)
Grant of PSUs, which vest following the conclusion of a three-year performance period ending on December 31, 2023, based on actual EBIT, as adjusted, for fiscal 2023, as measured against the pre-established performance tiers. Amount reported represents the maximum number of shares which may be earned.

(k)	Grant of RSUs, which cliff vest on February 27, 2024.

(l)	Grant of RSUs, which vest ratably over a period of four years on each anniversary of March 10, 2022.
(m)	One-time grant of RSUs, which cliff vest on October 31, 2025.
(n)
Grant of PSUs, which vest following the conclusion of a three-year performance period ending on December 31, 2024, based on actual three-year cumulative EBIT per share, as adjusted, as measured against the pre-established performance tiers. Amount reported represents the number of shares which may be earned at target achievement level. Actual shares that may be issued can range from 0% to 200% of target based upon performance.

2022 Option Exercises and Stock Vested Table
The following table summarizes the exercise of stock options and vesting of RSUs in 2022 with respect to the common stock of Wyndham Hotels.
	Option Awards			Stock Awards
Name	Date	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(a)	Date	Number of Wyndham Hotels Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(b)
Mr. Ballotti	—	—	—	6/01/2022(c)	10,179	804,039
	—	—	—	2/27/2022(d)(e)	38,470	3,361,124
Ms. Allen	—	—	—	6/01/2022(c)	1,527	120,618
	—	—	—	2/27/2022(d)(e)	15,146	1,323,306
Mr. Cash	6/01/2022	21,331	395,477	6/01/2022(c)	3,054	241,235
	—	—	—	2/27/2022(d)(e)	14,353	1,254,022
Ms. Checchio	—	—	—	6/01/2022(c)	1,222	96,526
	—	—	—	2/27/2022(d)(e)	10,888	951,285
Mr. Strickland	—	—	—	6/01/2022(c)	1,222	96,526
	—	—	—	2/27/2022(d)(e)	9,940	868,458
(a)	Amount in this column reflects the number of options exercised multiplied by the excess of the fair market value per share at the time of exercise over the exercise price.
(b)
Amounts in this column reflect the number of shares vested multiplied by the closing market price per share on the vesting date or settlement date (or the immediately preceding trading day if the vesting or settlement date fell on a date on which there was no trading on the NYSE), as applicable, as follows: February 25, 2022, $87.37; and June 1, 2022, $78.99.

(c)	RSUs granted on June 1, 2018, 25% of which vested on June 1, 2022.
(d)	RSUs granted on February 27, 2019, 25% of which vested on February 27, 2022.
(e)	RSUs granted on February 25, 2020, 25% of which vested on February 27, 2022.
2022 Nonqualified Deferred Compensation Table
The following table provides information regarding 2022 nonqualified deferred compensation for the named executive officers under our Officer Deferred Compensation Plan. None of our named executive officers had a balance under our Savings Restoration Plan (under which plan there are no matching Company contributions) which is also reflected in the below table.
Name	Executive Contributions in 2022 ($)(a)	Company Contributions in 2022 ($)(b)	Aggregate Earnings in 2022 ($)(c)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/2022 ($)(d)
Mr. Ballotti	207,342	207,342	(1,563,692)	—	5,508,883
Ms. Allen	66,988	66,988	3,930	—	541,927
Mr. Cash	62,520	62,520	(169,982)	—	795,538
Ms. Checchio	55,502	55,502	(42,055)	—	243,407
Mr. Strickland	—	—	—	—	—
(a)	All amounts are included as 2022 compensation in the Summary Compensation Table above. Includes amounts applicable to 2022 annual incentive compensation paid in 2023.

(b)	All amounts are reported as 2022 compensation in the All Other Compensation Table above. Includes amounts applicable to 2022 annual incentive compensation paid in 2023.
(c)	Represents gains or losses in 2022 on investment of aggregate balance.
(d)
Salary and annual incentive compensation deferred under the Officer Deferred Compensation Plan, as well as Company contributions, are reported as compensation in the Summary Compensation Table for the respective year in which the salary or annual incentive compensation was paid or earned.

Our Officer Deferred Compensation Plan and our Savings Restoration Plan are described above under Compensation Discussion and Analysis. The aggregate balances of the named executive officers are invested based on the executive’s investment election made at the time of enrollment. Executives may change their investment elections during the year. For 2022, we offered a range of investment options consisting of various mutual funds including money market, index, debt and equity funds.
Agreements with Named Executive Officers
The following describes our employment, termination and related arrangements with our named executive officers. Additional information regarding the termination arrangements of our named executive officers can be found under Potential Payments on Termination or Change-in-Control. In February 2023, the employment agreements and employment letters of our named executive officers, other than Ms. Allen who entered into an amended and restated employment agreement in the fourth quarter of 2022, were amended to clarify that the base salary amounts and target bonus percentages reflected therein represent minimums subject to potential future upward adjustment. For Ms. Checchio and Mr. Strickland, the amendments also brought their agreements in line with the benefits provided for the other named executive officers by including a provision for reimbursement of COBRA premiums for continued health care coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act (COBRA), as described below.
Mr. Ballotti
Employment Agreement. In June 2018, we entered into an employment agreement with Mr. Ballotti with a term expiring in May 2021. In February 2021, we entered into an amendment and restatement of Mr. Ballotti’s employment agreement with an effective date of February 23, 2021 which extended his term of employment through May 2024.
Mr. Ballotti’s agreement, as amended and restated, provides for a minimum base salary of $1,030,000, annual incentive compensation with a target amount of no less than 150% of his base salary subject to meeting performance goals, grants of equity incentive compensation as determined by the Committee and employee benefits and perquisites generally available to our executive officers, as well as up to 20 hours per year of personal use of an aircraft made available by the Company.
Mr. Ballotti’s agreement provides that if his employment is terminated without cause or due to a constructive discharge, he will be entitled to: a lump-sum payment equal to 299% of the sum of his then-current base salary plus the highest annual incentive compensation award paid to Mr. Ballotti with respect to the three years immediately preceding the year in which his employment is terminated (but in no event will the annual incentive compensation portion exceed his then target annual incentive compensation award). In addition, if he elects to continue health plan coverage in accordance with COBRA, the Company will reimburse him for the costs associated with such continued COBRA health coverage for up to 18 months, terminable earlier if he becomes eligible for coverage from a subsequent employer.
In the event of a without cause or constructive discharge termination, all of Mr. Ballotti’s then-outstanding time-based equity awards that would otherwise vest within the one year following such termination will vest and any such awards that are stock options or stock appreciation rights will remain exercisable until the earlier of two years following such termination and the original expiration date of such awards. Any then-outstanding performance-based equity incentive awards (including restricted stock units but excluding stock options and stock appreciation rights) would vest and be paid on a prorated basis following the performance period based on the period of employment plus twelve months (but not to exceed 100% proration), subject to achievement of performance goals. The provisions of the employment agreement relating to equity awards do not supersede any right to acceleration of vesting of such awards in the event of a change-in-control, death or disability as provided for in the 2018 Equity and Incentive Plan and award agreements. Mr. Ballotti’s entitlement to the foregoing severance payments and benefits under his employment agreement is subject to his timely execution and non-revocation of a general release of claims in favor of the Company.

The agreement provides for customary restrictive covenants, including non-competition and non-solicitation covenants effective during the period of employment and (i) for one year following termination of employment for any reason, if Mr. Ballotti’s employment terminates after expiration of the term of the employment agreement, or (ii) for two years following termination of employment for any reason, if Mr. Ballotti’s employment terminates during the three-year term of the employment agreement.
Ms. Allen
Employment Agreement. In December 2019, in connection with Ms. Allen’s appointment as our CFO, we entered into an employment agreement with Ms. Allen with an effective date of December 3, 2019 and a term expiring in December 2022. In November 2022, we entered into an amendment and restatement of Ms. Allen’s employment agreement with an effective date of November 7, 2022 which extended her term of employment through May 2026.
Ms. Allen’s agreement provides for a minimum base salary of $600,000, annual incentive compensation with a target amount of no less than 75% of her base salary subject to meeting performance goals, grants of equity incentive awards as determined by the Committee, employee benefits generally offered to eligible full-time employees, and perquisites generally offered to similarly situated senior executive officers.
Ms. Allen’s agreement provides that if her employment is terminated without cause or due to a constructive discharge, she will be entitled to: a lump-sum payment equal to 200% of the sum of her then-current base salary, plus the highest annual incentive compensation award paid to Ms. Allen with respect to the three years immediately preceding the year in which her employment is terminated (but in no event will the annual incentive compensation portion exceed her then-target incentive compensation award. In addition, if she elects to continue health plan coverage in accordance with COBRA, the Company will reimburse her for the costs associated with such continued COBRA health coverage for up to 18 months, terminable earlier if she becomes eligible for coverage from a subsequent employer.
In the event of a without cause or constructive discharge termination, all of Ms. Allen’s then-outstanding time-based equity awards granted on or after December 3, 2019 that otherwise would vest within the one year following such termination will vest, and any such awards that are stock options or stock appreciation rights will remain exercisable until the earlier of two years following such termination and the original expiration date of such awards. Any then-outstanding performance-based equity incentive awards would vest and be paid on a prorated basis following the performance period based on the period of employment plus twelve months (but not to exceed 100% proration), subject to achievement of performance goals. The provisions of the employment agreement relating to equity awards do not supersede any right to acceleration of vesting of such awards in the event of a change-in-control, death or disability as provided for in the 2018 Equity and Incentive Plan and award agreements. Ms. Allen’s entitlement to the foregoing severance payments and benefits under her employment agreement is subject to her timely execution and non-revocation of a general release of claims in favor of the Company.
The agreement provides for customary restrictive covenants, including non-competition and non-solicitation covenants effective during the period of employment and (i) for one year following termination of employment for any reason, if Ms. Allen’s employment terminates after expiration of the term of the employment agreement, or (ii) for two years following termination of employment for any reason, if Ms. Allen’s employment terminates during the initial three-year term of the employment agreement.
Mr. Cash
Employment Letter. In May 2018, we entered into an employment letter with Mr. Cash with an effective date of June 1, 2018.
Mr. Cash’s employment letter, as amended, provides for a minimum base salary of $400,000, annual incentive compensation with a target amount of no less than 75% of his base salary subject to meeting performance goals, grants of equity incentive compensation as determined by the Committee and employee benefits and perquisites generally available to our executive officers.
Mr. Cash’s employment letter provides that if his employment is terminated by the Company other than for cause, but not including termination due to death or disability, he will be entitled to a lump-sum payment equal to 200% of the sum of his then-current base salary plus the highest annual incentive compensation award paid to

Mr. Cash with respect to the three years immediately preceding the year in which his employment is terminated (but in no event will the annual incentive compensation portion exceed his then target incentive compensation award). In addition, if he elects to continue health plan coverage in accordance with COBRA, the Company will reimburse him for the costs associated with continued COBRA health coverage for up to 18 months, terminable earlier if he becomes eligible for coverage from a subsequent employer.
In the event of a termination by the Company other than for cause, but not including termination due to death or disability, all of Mr. Cash’s then-outstanding time-based equity awards that would otherwise vest within the twelve-month period following such termination will vest and any such awards that are stock options or stock appreciation rights will remain exercisable until the earlier of two years following such termination and the original expiration date of such awards. Any then-outstanding performance-based equity incentive awards (other than stock options and stock appreciation rights) will vest and be paid on a prorated basis following the performance period based on the period of employment plus twelve months (but not to exceed 100% proration), subject to achievement of performance goals. The provisions of the employment letter relating to equity awards do not supersede any right to acceleration of vesting of such awards in the event of a change-in-control, death or disability as provided for in the 2018 Equity and Incentive Plan and award agreements. Mr. Cash’s entitlement to the foregoing severance payments and benefits under his employment letter is subject to his timely execution and non-revocation of a general release of claims in favor of the Company.
Ms. Checcio
Employment Letter. In February 2020 we entered into an employment letter with Ms. Checchio with an effective date of February 15, 2020.
Ms. Checchio’s employment letter, as amended, provides for a minimum base salary of $425,000, annual incentive compensation with a target amount of no less than 75% of her base salary subject to meeting performance goals, grants of equity incentive compensation as determined by the Committee and employee benefits and perquisites generally available to our executive officers.
Ms. Checchio’s employment letter provides that if her employment is terminated by the Company other than for cause, but not including termination due to death or disability, she will be entitled to a lump-sum payment equal to 200% of the sum of her then-current base salary plus the highest annual incentive compensation award paid to Ms. Checchio with respect to the three years immediately preceding the year in which her employment is terminated (but in no event will the annual incentive compensation portion exceed her then current base salary). In addition, if she elects to continue health plan coverage in accordance with COBRA, the Company will reimburse her for the costs associated with continued COBRA health coverage for up to 18 months, terminable earlier if she becomes eligible for coverage from a subsequent employer.
In the event of a termination by the Company other than for cause, but not including termination due to death or disability, all of Ms. Checchio’s then-outstanding time-based equity awards that would otherwise vest within the twelve-month period following such termination will vest and any such awards that are stock options or stock appreciation rights will remain exercisable until the earlier of two years following such termination and the original expiration date of such awards. Any then-outstanding performance-based equity incentive awards (other than stock options and stock appreciation rights) will vest and be paid on a prorated basis following the performance period based on the period of employment plus twelve months (but not to exceed 100% proration), subject to achievement of performance goals. The provisions of the employment letter relating to equity awards do not supersede any right to acceleration of vesting of such awards in the event of a change-in-control, death or disability as provided for in the 2018 Equity and Incentive Plan and award agreements. Ms. Checchio’s entitlement to the foregoing severance payments and benefits under her employment letter is subject to her timely execution and non-revocation of a general release of claims in favor of the Company.
Mr. Strickland
Employment Letter. In February 2020, we entered into an employment letter with Mr. Strickland with an effective date of February 15, 2020.
Mr. Strickland’s employment letter, as amended, provides for a minimum base salary of $400,000, annual incentive compensation with a target amount of no less than 75% of his base salary subject to meeting performance goals, grants of equity incentive compensation as determined by the Committee and employee benefits and perquisites generally available to our executive officers.

Mr. Strickland’s employment letter provides that if his employment is terminated by the Company other than for cause, but not including termination due to death or disability, he will be entitled to a lump-sum payment equal to 200% of the sum of his then-current base salary plus the highest annual incentive compensation award paid to Mr. Strickland with respect to the three years immediately preceding the year in which his employment is terminated (but in no event will the annual incentive compensation portion exceed his then current base salary). In addition, if he elects to continue health plan coverage in accordance with COBRA, the Company will reimburse him for the costs associated with continued COBRA health coverage for up to 18 months, terminable earlier if he becomes eligible for coverage from a subsequent employer.
In the event of a termination by the Company other than for cause, but not including termination due to death or disability, all of Mr. Strickland’s then-outstanding time-based equity awards that would otherwise vest within the twelve-month period following such termination will vest and any such awards that are stock options or stock appreciation rights will remain exercisable until the earlier of two years following such termination and the original expiration date of such awards. Any then-outstanding performance-based equity incentive awards (other than stock options and stock appreciation rights) will vest and be paid on a prorated basis following the performance period based on the period of employment plus twelve months (but not to exceed 100% proration), subject to achievement of performance goals. The provisions of the employment letter relating to equity awards do not supersede any right to acceleration of vesting of such awards in the event of a change-in-control, death or disability as provided for in the 2018 Equity and Incentive Plan and award agreements. Mr. Strickland’s entitlement to the foregoing severance pay under his employment letter is subject to his timely execution and non-revocation of a general release of claims in favor of the Company.
Potential Payments on Termination or Change-in-Control
The following table describes the potential payments and benefits to which the named executive officers who served during 2022 would be entitled upon termination of employment or change-in-control. The payments described in the table are based on the assumption that the termination of employment or change-in-control occurred on December 31, 2022.
Name	Termination Event	Cash Severance ($)(a)	Continuation Of Medical Benefits ($)(b)	Acceleration of Equity Awards ($)(c)	Total Termination Payments ($)
Mr. Ballotti	Voluntary Resignation, Retirement, Involuntary Termination for Cause	—	—	—	—
	Death or Disability	—	—	26,883,135	26,883,135
	Termination without Cause or Constructive Discharge	8,007,220	45,701	13,816,677	21,869,598
	Qualifying Termination Following Change-in-Control	8,007,220	45,701	26,883,135	34,936,056
Ms. Allen	Voluntary Resignation, Retirement, Involuntary Termination for Cause	—	—	—	—
	Death or Disability	—	—	6,565,894	6,565,894
	Termination without Cause or Constructive Discharge	2,100,000	40,151	2,940,200	5,080,351
	Qualifying Termination Following Change-in-Control	2,100,000	40,151	6,565,894	8,706,045
Mr. Cash	Voluntary Resignation, Retirement, Involuntary Termination for Cause	—	—	—	—
	Death or Disability	—	—	4,744,300	4,744,300
	Termination without Cause or Constructive Discharge	1,729,000	45,701	2,591,789	4,366,490
	Qualifying Termination Following Change-in-Control	1,729,000	45,701	4,744,300	6,519,001

Name	Termination Event	Cash Severance ($)(a)	Continuation Of Medical Benefits ($)(b)	Acceleration of Equity Awards ($)(c)	Total Termination Payments ($)
Ms. Checchio	Voluntary Resignation, Retirement, Involuntary Termination for Cause	—	—	—	—
	Death or Disability	—	—	3,658,478	3,658,478
	Termination without Cause or Constructive Discharge	1,751,000	—	1,995,713	3,746,713
	Qualifying Termination Following Change-in-Control	1,751,000	—	3,658,478	5,409,478
Mr. Strickland	Voluntary Resignation, Retirement, Involuntary Termination for Cause	—	—	—	—
	Death or Disability	—	—	4,004,267	4,004,267
	Termination without Cause or Constructive Discharge	1,664,000	—	1,892,462	3,556,462
	Qualifying Termination Following Change-in-Control	1,664,000	—	4,004,267	5,668,267
(a)
Cash severance payable upon a Qualifying Termination Following Change-in-Control assumes that the employment of the named executive officer was terminated on a change-in-control as a termination without cause or, as applicable, a constructive discharge.

(b)	Represents 18 months’ reimbursement for continued health plan coverage in accordance with COBRA if elected by the executive officer.
(c)
Calculated using closing price of Wyndham Hotels common stock on the NYSE on December 30, 2022 of $71.31. This table assumes that all unvested equity awards to which the executive would be entitled vested on December 31, 2022. Upon a change-in-control, all grants made under our 2018 Equity and Incentive Plan fully vest and any performance conditions imposed with respect to awards are deemed to be fully achieved whether or not the executive’s employment is terminated. Upon a termination without cause or constructive discharge, the number of PSUs that each NEO would ultimately receive would be subject to performance achievement, but solely for purposes of this table, maximum performance achievement is assumed.

Accrued Pay. The amounts shown in the table above do not include payments and benefits, including accrued salary and annual incentive compensation, to the extent they are provided on a non-discriminatory basis to salaried team members generally upon termination of employment.
Deferred Compensation. The amounts shown in the table do not include distributions of aggregate balances under the Officer Deferred Compensation Plan. Those amounts are shown in the Nonqualified Deferred Compensation Table above.
Covered Terminations. The table assumes a termination of employment that is eligible for severance or other benefits under the terms of the named executive officers’ employment agreement and our 2018 Equity and Incentive Plan.
•
A termination of an executive officer is for cause if it is for any of the following reasons: the executive’s willful failure to substantially perform his or her duties as our employee (other than any such failure resulting from incapacity due to physical or mental illness); any act of fraud, misappropriation, dishonesty, embezzlement or similar conduct against us or the executive’s conviction of a felony or any crime involving moral turpitude (which conviction, due to the passage of time or otherwise, is not subject to further appeal); the executive’s gross negligence in the performance of his or her duties; or the executive purposefully or negligently makes (or has been found to have made) a false certification to us pertaining to our financial statements.

•
Under the employment agreements of Mr. Ballotti and Ms. Allen, a constructive discharge means the occurrence of any material breach or failure by us to fulfill our obligations under the executive’s employment agreement; any material reduction in base salary or target award opportunity under our annual incentive plan; any material diminution in the executive’s authority, duties or responsibilities; a required relocation of over fifty miles; not offering to renew his or her employment agreement on substantially similar terms prior to the end of the employment period; or an acquiring company does not agree to assume the executive’s employment agreement.

•	A without cause termination occurs if the executive’s employment is terminated other than due to death, disability or for cause.
Acceleration of Equity Awards. Upon a change-in-control as defined in our 2018 Equity and Incentive Plan, grants made to all eligible team members, including the named executive officers, under the plan fully vest and any performance conditions imposed with respect to awards are deemed to be fully achieved. Under the individual agreements for awards, all awards fully vest on the death or disability of the named executive officer. The table does not reflect a reduction in shares that would be withheld for taxes on vesting.
Under our 2018 Equity and Incentive Plan, a change-in-control generally means any person or persons (other than us, any fiduciary holding securities under a Company employee benefit plan or any of our subsidiaries) becomes the beneficial owner of 30 percent or more of our outstanding voting shares, a merger of Wyndham Hotels or any of our subsidiaries is consummated with another company, consummation of a plan of liquidation of the Company or at least 40 percent of our assets are sold (and following each of the foregoing events, a majority of our pre-change-in-control Board does not constitute a majority of the surviving or purchasing entity’s board); or individuals who presently make up our Board or who become members of our Board with the approval of at least two-thirds of our existing Board (other than a new Director who assumes office in connection with an actual or threatened election contest) cease to be at least a majority of the Board.
Payments Upon Change-in-Control. For our named executive officers, severance payments in connection with a change-in-control are made only if the executive suffers a covered termination of employment. The table assumes that the employment of these executives was terminated on a change-in-control as a constructive discharge or termination without cause. Grants made under our 2018 Equity and Incentive Plan fully vest on a change-in-control whether or not the executive’s employment is terminated.
Related Party Transactions
Wyndham Hotels is a party to an Aircraft Timesharing Agreement with a limited liability company owned by Mr. Holmes’ immediate family (the “Holmes LLC”) pursuant to which the Holmes LLC granted us the right to use the aircraft that it owns on a timesharing basis in accordance with, and subject to the reimbursement of certain operating costs and expenses as provided in, the federal aviation regulations. Since January 1, 2022, we paid operating costs and expenses under this timesharing agreement for aircraft usage during 2022 of $234,722. Additionally, in January 2022, we paid $133,937 for operating costs and expenses for aircraft usage during 2021, which amount was previously reported in last year’s proxy statement. The Holmes LLC is solely responsible for the physical and technical operation of the aircraft, aircraft maintenance and the cost of maintaining aircraft liability insurance, as provided in the federal aviation regulations.
From time to time, Mr. Holmes has made passive investments in entities involved in the financing and development of hotel properties for which Wyndham Hotels serves as a franchisor or manager. In each case, Mr. Holmes owns less than 10% of the entity, possesses no substantive voting rights, is not a general partner, manager or executive of the entity and does not otherwise possess any control over the entity. In accordance with our Director Code of Conduct and Ethics, Mr. Holmes reviewed each investment transaction in advance with our Corporate Governance Committee Chair. In the future, Mr. Holmes may make similar investments or enter into similar transactions to support the financing and development of hotel properties franchised, managed or otherwise affiliated with Wyndham Hotels.